                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 3)



                            KBK CAPITAL CORPORATION
                            -----------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  482412 10 3
                                  -----------
                                 (CUSIP Number)

                                Harris A. Kaffie
                                Kaffie Companies
                              1840 Frost Bank Plaza
                              802 North Carancahua
                           Corpus Christi, Texas 78470
                                 (512) 882-5501
             ------------------------------------------------------
                    (Name, Address, and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  May 21, 1998
                                  ------------
                      (Date of Event Which Required Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 482412 10 3


I. Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons.

          Harris A. Kaffie
       -------------------------------------------------------------------------

II.  Check the Appropriate Box if a Member of a Group (See Instructions).

     A.
       -------------------------------------------------------------------------
     B.
       -------------------------------------------------------------------------

III. SEC Use Only
                 ---------------------------------------------------------------

       -------------------------------------------------------------------------


IV.  Source of Funds (See Instructions)   PF
                                        ----------------------------------------

V.   Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d)
     or 2(e).   Not Applicable
             -------------------------------------------------------------------

VI.  Citizenship or Place of Organization         Texas
                                             -----------------------------------


Number of Shares         VII.           Sole Voting Power        298,400
                                                          ----------------------
Beneficially Owned       VIII.          Shared Voting Power
                                                            --------------------
by Each Reporting        IX.            Sole Dispositive Power   298,400
                                                               -----------------
Person with              X.             Shared Dispositive Power
                                                                ----------------


XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
          298,400
       -------------------------------------------------------------------------

XII. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

           The amount in Row (11) excludes 10,000 shares owned by a
       -------------------------------------------------------------------------
           trust of which Mr. Kaffie is the trustee.  Mr. Kaffie
       -------------------------------------------------------------------------
           disclaims beneficial ownership as to such shares.
       -------------------------------------------------------------------------

XIII.     Percent of Class Represented by Amount in Row (11)    9.1%
                                                             -------------------

XIV. Type of Reporting Person (See Instructions)  IN
                                                  ------------------------------

          The reason for this filing of Amendment No. 3 to the previously filed
Schedule 13D is to show that the beneficial ownership of the reporting person has increased as shown below.

Item 1.   Security and Issuer.

          No change.

Item 2.   Identity and Background.

          No change.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended to add the following:

          Mr. Kaffie has made the following additional purchases of Common Stock, at the following prices:

    Date of Purchase        Number of Shares   Price Per Share
    ----------------        ----------------   ---------------

        4/22/98              3,700               $12.375
        5/1/98               3,000               $12.00
        5/1/98                 500               $12.25
        5/5/98              10,000               $12.25
        5/6/98               2,000               $12.00
        5/12/98              2,200               $12.375
        5/12/98                300               $12.375
        5/12/98                200               $12.125
        5/13/98                200               $12.375
        5/15/98              6,800               $12.50
        5/15/98                800               $12.375
        5/18/98              1,000               $12.375
        5/18/98                500               $12.25
        5/18/98                300               $12.375
        5/19/98                600               $12.375
        5/20/98                500               $12.50
        5/20/98                500               $12.50
        5/20/98                500               $12.50
        5/20/98                500               $12.50
        5/21/98                200               $12.375
        5/21/98                500               $12.50
        5/21/98                500               $12.625
        5/21/98                500               $12.75

   The source of funds for Mr. Kaffie's acquisition of such Common Stock was Mr. Kaffie's personal funds.

Item 4.   Purpose of Transaction.

   No change.

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


Item 5.   Interest in Securities of the Issuer.

   Item 5 is hereby amended in its entirety to read as follows:

   (a) Mr. Kaffie is the beneficial owner of 298,400 shares of the Common Stock. Such number of shares constitutes approximately 9.1% of the outstanding shares of the Common Stock. Mr. Kaffie disclaims beneficial ownership as to an additional 10,000 shares of Common Stock owned by a trust of which he is trustee.

   (b) Mr. Kaffie has sole power to direct the voting and disposition of such shares.

   (c) Since the most recent filing on Schedule 13D, Mr. Kaffie has acquired the following numbers of shares of Common Stock on the dates indicated:

    Date of Purchase     Number of Shares      Price Per Share
    ----------------     ----------------      ---------------

        4/22/98              3,700               $12.375
        5/1/98               3,000               $12.00
        5/1/98                 500               $12.25
        5/5/98              10,000               $12.25
        5/6/98               2,000               $12.00
        5/12/98              2,200               $12.375
        5/12/98                300               $12.375
        5/12/98                200               $12.125
        5/13/98                200               $12.375
        5/15/98              6,800               $12.50
        5/15/98                800               $12.375
        5/18/98              1,000               $12.375
        5/18/98                500               $12.25
        5/18/98                300               $12.375
        5/19/98                600               $12.375
        5/20/98                500               $12.50
        5/20/98                500               $12.50
        5/20/98                500               $12.50
        5/20/98                500               $12.50
        5/21/98                200               $12.375
        5/21/98                500               $12.50
        5/21/98                500               $12.625
        5/21/98                500               $12.75

   All of the above transactions were effected through purchases on the open market. Other than these transactions, since the most recent filing on Schedule 13D, Mr. Kaffie has not acquired any shares of the Common Stock.

   (d) No person other than Mr. Kaffie is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares.

   (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

   No change.

Item 7.   Material to Be Filed as Exhibits.

   No change.

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

 May 26, 1998
-------------
   (Date)
                             /s/ HARRIS A. KAFFIE
                             ---------------------------------------------------
                             Harris A. Kaffie






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